Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: November 20, 2014

Medtronic/Omar Ishrak Town Hall – 11/20/2014

OMAR ISHRAK:

What I’m going to do now is to actually transition over to Covidien, and I started with the Mission because – let me just remind everybody – this whole Covidien transaction, how it all occurred. This thing was – took place over a three-month period when we had a first interaction down to the signing. And, I know I mentioned this before, but it’s worth repeating over and over again. Eighty-five percent of that time was geared around strategy and Mission, and so how did it start? I just talked two non-negotiables in my first meeting with Joe.

One was whatever we do with Covidien, at that time I didn’t know, whatever we do, it has to be consistent with our Mission and we’ve got to really believe that. And second, we’re going to call it Medtronic. These are the only two things that I had which were cast in stone, and if those were “no,” we wouldn’t need to talk any further.

Now, Joe actually was excited about that. He felt that that was the right thing. He felt the Mission was something that Covidien would gravitate toward, and the name Medtronic, he felt, would add value to Covidien because of the reputation and the credibility that that name brings in the med tech space. So, that was in the same dinner that I had with him that was agreed.

But then, the work started, how do we – what do we do in the next three months as we try to figure out what our approach should be? It was very clear. First, truly analyze and figure out that doing Covidien helps our Mission. Second, make sure that the strategic teams that we’ve talked about of therapy innovation, globalization and economic value are enhanced by the addition of Covidien. Third, once you’ve done that, do we follow a financial profile that’s exciting? In other words, can we grow at mid-single digits? Can we get leverage? Can we return more money to our shareholders? That’s a financial profile.

Medtronic/Omar Ishrak Town Hall – 11/20/2014

So Mission, strategy, numbers. And, only then did we start talking about the tax structure. If those three things were not in place, we wouldn’t have had a conversation. It is meaningless talking about tax structure and things if those three things aren’t in place. And, I just wanted to remind everybody because I know it’s decreased a little bit, but you know, you get stuff from everybody about moving this – doing this because of taxes and all that stuff. Look, I’m telling you, with complete sincerity, and you can – you know, in my notes, in the way in which we’ve talked to people, in fact, I insisted that we don’t even bring up the tax situation till we go through those three items: Mission, strategy, numbers – operational numbers, and they all made sense, and then we moved forward.

So, let me just walk you through that. So the first was the Mission. The second was the strategy, and if you recall, our strategy is geared around therapy, innovation, globalization and economic value, like I said, and therapy innovation, now that you know clearly two big areas, in peripheral vascular, neurovascular, which we’ll spend a little bit of time on a little later; big areas where we enhance our strategic plans. Clearly, areas of innovation.

And in other areas, which in the future, we’ll start to innovate around, particularly around surgical technologies and what Covidien calls surgical solutions, but also several other areas where we can drive innovation including enhancing the market development of several of Covidien’s products. I mean, the story that we just talked about, the CryoCath; the story we

Medtronic/Omar Ishrak Town Hall – 11/20/2014

talked about, LINQ. You know, Joe Almeida told me once he told his team that – you know, their products come out too, but they really don’t have products, like the LINQ, which is anticipated, and when it comes out it hits a home run. Immediately. You know, $100 million straight off the bat first quarter. They don’t have products like that because it’s not that their products aren’t good, it’s the fact that they don’t know how to create markets, and that’s a skillset that we’ve developed over decades, and so attaching that skillset to some of Covidien’s products will add immediate value and therapy innovation.

Globalization. Look, without doing anything, when you go to a country you have a certain fixed cost and you’re going to pay that, and unless you have enough sales, you know, one is hesitant to invest in that fixed cost. So that limits the amount of countries and the amount of regions that you can go to because you’re going to spend money to earn the right to sell. Well, with Covidien, immediately our sales double, our potential sales double. So, there’s just more countries where we can invest that money in to create that core infrastructure. So that’s called scale, that’s the advantage of scale, and you get that like instantly in emerging markets.

Outside of that, again, like I’ve mentioned many times before, with Covidien products you can enter the hospital more quickly. With our products, you’ve got to train the physician and you’ve got to find the patient because we’re all chronic disease management products where the patients are very specific. Covidien has more generic products in the hospital where they can treat any patient who comes in to operating rooms and so on for the hospital. So, they’re an earlier entry point into most hospitals in emerging markets.

Medtronic/Omar Ishrak Town Hall – 11/20/2014

And then, finally, in terms of economic value, lots of different things we can do there together aside from the fact that we both have been thinking about economic value in the last three years; understanding it, conceptualizing our products around economic value, but equally, Cath Lab Managed Services that I just mentioned in Europe, translating the same thought process to operating rooms. I just mentioned $900 million of committed revenue from Cath Lab Managed Services. Could we create something with operating rooms that Covidien has and create another series of committed revenues from there.

Covidien has products that really deliver value in the hospital. Our products have value that’s delivered outside the hospital. You link those together, they become a very attractive proposition to payers and to big managed care systems. So, you can see, and you know, we’ve got deep analysis on this … so much so that as we do the integration we’re rolling out AOPs in next year with all this stuff built in and strat plans built in. So, the strategy thing isn’t me kind of dreaming up and just making up some hypothetical strategy that Covidien fits, this is the same strategy that Medtronic has been on, and we’ve done serious analysis to show that Covidien actually enhances those strategies, and then that’s why the strategic element of this is so important, and that has to pull through to the financials, otherwise the financials won’t make any sense. And then, so that’s the way in which we approached.

The other thing that we’ve talked about a lot that – together with all of that, we’ve got an immediate diversification of our revenue base. I just said that we’re going to take body blows and deliver 5% on a consistent basis. Covidien is the same thing. Now, you take the two together and you get two businesses, both growing at 5%, both diversified within themselves, and then

Medtronic/Omar Ishrak Town Hall – 11/20/2014

getting their revenue from different places, which is another layer of diversification, which makes that 5% growth rate very, very solid for the combined company; more solid than for us alone or for them alone because it’s diversified.

And so, you know, this in itself adds a whole new dimension to Medtronic, but what it also does, in the end of the day, is that through this we address more patients. We have a whole series of new areas now. We already cover a range of disease states and conditions that we treat with Covidien that’s expanded further. And, going back to our Mission, using biomedical engineering to alleviate pain, restore health and extend life – just more ways of doing this for more people. That’s the addition of Covidien. That was Medtronic alone and this is the addition of Covidien to that.

So, you know – so the progress we made and just to repeat of the organizational announcements that we just did recently. As I said, the way we’d organize it is in four groups: Cardiac and Vascular, Restorative Therapies, Diabetes in Covidien, and Covidien probably – you know, Bryan’s looking at what to call that group, what the appropriate name should be because the others are geared around clinical areas and it’s an important element of these groups that these are not spine breakers for me. This is not just saying, look, I can’t manage 15 businesses so let’s just break them up into some sets. This is geared around certain diseases where we have a real focus, inorganic as well as organic focus in those diseases, which we want to own, which we want to drive globally and across the continuum of care in those diseases, the diagnostics to post-acute care, and cardiac and vascular, which Mike runs, respiratory therapy, which Chris runs, and then Hooman runs Diabetes, and Bryan Hanson, who is coming from Covidien, who is the

Medtronic/Omar Ishrak Town Hall – 11/20/2014

president of these businesses today, he’s going to run the Covidien Group, and we’ll work with him to figure out what the clinical area of focus of Covidien will be, and that will be coming out shortly after the merger is official.

However, in the midst of this integration, you know, we’ve got two like mini integrations, which are very directed. One in Peripheral Vascular, like I mentioned, the other in Neurovascular with our neuroscience strategy. So, I’m going to ask Mike to come back here for a few minutes and talk about that, and Chris as well, to talk about those two very specific introductions. So, come on up.

MIKE: Well, first, on the Peripheral Vascular side, it may be one of the most obvious places for significant synergy to take place from the standpoint that, you know, when you go back to our objectives for the acquisition, I may have the unique opportunity of saying I’m the only one who doesn’t want to preserve because the strat plans that were put together for those two businesses understate the opportunity individually from the standpoint that we have a great peripheral vascular story on the Medtronic side from the standpoint of the drug-coated balloon becoming a new standard of care in peripheral intervention. But we had a narrow product line, we had a small footprint around the world in terms of our field presence, and so we understated the opportunity for the growth in our strat plan because we had to take the time and money to build over time presence.

Now, on the other hand, you have the Covidien strat plan that basically never contemplated the fact that they would be getting a drug-coated balloon with this kind of strong data two years

Medtronic/Omar Ishrak Town Hall – 11/20/2014

sooner, and so that fits right into their global field footprint, which is the largest in the marketplace. In addition, they have a leadership position in the atherectomy area, which is an area that we don’t participate in within Medtronic’s peripheral business. And, just at the Viva meeting here last week in Las Vegas, clinical evidence was shown that had been sponsored by Covidien that the combination of drug-coated balloons with atherectomy provided a real signal toward better outcomes, and so now we have real synergy within the technology, real synergy within the field footprint, and in order to focus the activities, we also have now entered an agreement that would basically divest the existing drug-coated balloon program that existed within Covidien that wasn’t expected to deliver a product for two years, and we will now put in its place the drug-coated balloon that we’ve already proven its clinical benefit and will be available here in the United States yet in our fiscal year.

So, basically, those activities in combination allow us to now go from essentially – and also ran in the Peripheral Vascular space as Medtronic sitting at a 5 or 6 share position to now where we can become a global leader in this space very quickly. And so, this is probably the best story of synergy that’s available that’s so obvious not only to us internally but to the Covidien team as well as to those looking at the value of the deal. So, we’re very excited about what it brings to us.

OMAR ISHRAK: And by the way, Tony Semedo thinks we spent $43 billion just to solve this problem.

MIKE: So, go ahead Chris.

Medtronic/Omar Ishrak Town Hall – 11/20/2014

CHRIS: Good. Thanks. Hi, everybody. Let me make a couple quick comments on the neurovascular opportunity, and in particular, the stroke market. You hear a lot about stroke. Stroke is one of the major unmet medical needs out in the world. In fact, 15 million people a year suffer a stroke, and one of six people in their lifetime will have a stroke. There are two major types of stroke. There’s hemorrhagic stroke and ischemic stroke, and the company that we’re acquiring has great therapies and treatments for both of those. On the hemorrhagic stroke, this is aneurysms and bleeds in the brain, otherwise known as arterial venous malformations, or AVMs, and we have both coils to do – to fill aneurysms less invasively versus traditional clipping, as well as flow diverters and a whole bunch of other embolic technologies including liquid embolics and mechanical embolics to treat hemorrhagic stroke. That’s a pretty well developed market, and they’re one of the leaders in that market.

The really big opportunity for the future is the treatment of ischemic stroke, and today, in addition to the use of TPA for ischemic stroke, which is when a clot breaks off and goes into the brain and causes an infarct in the brain, is the opportunity to remove that clot with something called mechanical thrombectomy or a stentriever, and Covidien is the number one company in the world with those type of technologies. These technologies are used by three types of physicians, specifically the interventional neuroradiologist, the neurosurgeon who’s been trained in endovascular techniques, as well as an emerging group of interventional neurology.

Covidien Neurovascular is a great company. It’s about a $500 million company. It’s based in Irvine, California. It was the original Micro Therapeutics, which then got acquired by eV3 and then eV3 got acquired by Covidien, and it’s just a great team. It’s a team of people who have been together largely since the MTI days. They are very passionate, very mission driven people who have deep expertise in this field of neurovascular.

Medtronic/Omar Ishrak Town Hall – 11/20/2014

And so, our strategy is really threefold here as we bring neurovascular in. First is to stand them up as a new division within RTG and continue the good momentum they have, the growth they have. The second part I would point out is the development of the ischemic stroke market. This is a nascent market. There’s an emerging base of clinical evidence to support the use of mechanical thrombectomy to treat acute ischemic stroke, and that’s going to be a huge opportunity, and we can help that with all the market development resources we have at Medtronic. And perhaps then, in the biggest sense, and Omar mentioned the neuroscience strategy, but the opportunity to integrate Covidien Neurovascular into the broader neuroscience framework of RTG.

Here’s a fun fact. Did you know after the cardiac electrophysiologist, the single most valuable physician to Medtronic is the neurosurgeon? We serve the neurosurgeon through seven major product categories across RTG and this adds really the missing piece of the puzzle. I’ve been looking for a neurovascular business for the last four years, and this is the number one company in the industry, and so now to pull them into RTG to get the benefit of the breadth of the neuroscience technologies and medical devices within neuroscience centers in terms of both bottoms up activity and tops down selling is just a dream come true for all of us, and so we’re very excited to have them as part of the portfolio.

Medtronic/Omar Ishrak Town Hall – 11/20/2014

OMAR ISHRAK: Good. Thank you, Chris. And you know, Bryan Hanson, hopefully after the deal closes, we’ll get a chance to speak to the overall group, but we’ve been delighted to have him work with us, and we’ve started an interaction and I’m sure you’ll all be thrilled to meet him once the deal closes; and welcome all our other Covidien colleagues as well.

Now, from a geographic perspective, as you know, we’ve divided into four geographic areas. Asia Pacific, and that will be run by Bob White who also comes from Covidien. He’s had a variety of different experiences in the past and is really excited about this role. This will cover a lot of geographies including India, Southeast Asia, Australia, New Zealand, Korea and Japan, a substantial business I think upwards of two billion in size, and some real major strategic growth objectives like the India one I mentioned as well as opportunities in Southeast Asia and maintenance of big, highly profitable and growing sort of developed markets in Japan and Australia and New Zealand, where I can tell you we’ve got two of our most profitable and best franchises that we have in Medtronic in both of those countries, so it’s a very important role and I’m excited to have Bob on the team.

I also want to mention that this, in no way, is going to take away focus from me and my part on countries like India, which used to be a direct report, or in other places in Southeast Asia. I think putting Bob in place in the infrastructure – the functional infrastructure that we can create around him in that region will help those teams accelerate the growth objectives so there’s not a lack of focus. This is more an enhancement of resources that we can put into those regions on an accelerated basis to drive the growth even more.

Medtronic/Omar Ishrak Town Hall – 11/20/2014

And then, in the Americas, Mike Genau, who you all know is now going to run not only the U.S. region but also Latin America and Canada, and again, we expect a lot out of that combination. You know, the U.S. market is transforming to a great degree and having a coordinated voice so we can leverage our Medtronic, as well as Covidien businesses together in the way in which the healthcare is changing in the U.S. The biggest stakeholders, payers, providers, governments is a very important role and leadership that we need; so Mike’s going to be doing that as well as combining Latin America and Canada under his purview and there’s a lot of hopefully a lot of added benefit from that.

And then EMEA is largely unchanged, and then Rob’s going to be running that, and again, a big expectation is about how he’s translates some of his best practices over to the Covidien team as well and learn from the Covidien team as to the sorts of things that they’ve been doing, and then, again, in Greater China, Chris Lee is going to lead that, a big market for us. China is going to be the biggest healthcare market in the world. There is no doubt about that and it’s just a matter of time, and there’s going to be more patients, more Chinese patients we treat than any other kind of patient, and unless we’re in China understanding those, and more Chinese physicians that we’ll deal with than any other kind of physician, and unless we build those local relationships and we understand that clearly, we’ll never win in that market. It’s not an easy market. It’s –we’re uncomfortable because we’re not used to it, but we have to win there. And then that’s why China is reporting directly to me because of the intense focus that a single country needs. Outside the U.S., China probably just sticks out. So that’s the geographic organization, and again, really excited to have these leaders join the ExCom.

Medtronic/Omar Ishrak Town Hall – 11/20/2014

The rest of the ExCom some key functional leaders all of whom you know. Geoff Martha is going to be leading the integration; Rick Kuntz leading the SSO, and he continues to do that; obviously, Gary Ellis, who is our EVP and CFO; let’s see who else, Carol who’s running our HR; LuAnn, Quality; Katie, driving channel management. So, all faces that you know now their functions across the entire enlarged company.

So, again, I’m excited about this team. I think it’s got a good – good, good balance of really in-depth Medtronic experience, some other company experience, some direct in-depth Covidien experience, which is a good combination of diverse backgrounds that’s usually essential to take companies to the next level; so you’re not engrained in your own thing only and you’re not all outside, so you’ve got a good mixture of all of that, which I think is very valuable.

I think from a diversity perspective, we probably need to do a little more work. We’ve got reasonable representation, but there’s no African Americans and so there are gaps there, Hispanic, I mean, there are some gaps there in terms of diversity, which over time we have to address. I mean, you can’t, that’s not always possible to fill it at any one given time, but it’s something that I’ve got in my mind, and across the organization diversity has to be covered at the board of the ExCom and down the management ranks, and it’s something that we’ve got to do some work in. But aside from that, look, this is a great team and I’m excited to lead it and I feel privileged to be able to work with a set of individuals who I’m sure, together with all of you and all of your support, can take this company to the next level.

Medtronic/Omar Ishrak Town Hall – 11/20/2014

I think with that I’m going to ask Geoff to come over and give some, say some words about how the integration is going. Go ahead, Geoff.

GEOFF MARTHA: All right. Good morning, everybody. I just thought I’d touch on a couple – we think about Covidien we put it, the broader project, the deal into three broad buckets. One is getting the deal done. As you know, it’s not closed yet. The other is all the organizational work and that it’s triggered by the deal, which Omar just went through, and then the third is the integration itself, and so I was going to quickly touch upon where we are with the deal and then talk about the integration.

So with the deal, we’re making a lot of progress. I think the last time I was up here we had something like 12 countries that we need to get approval from and about half of those are done, and we feel good about getting the other six countries approved. The big ones that we’re watching, we just talked about U.S. and EU and China, all those were in close just collaboration and discussion with the regulators and things are going well, and which we’ve also announced a divestiture of the Covidien drug-coated balloon business which would be triggered upon close; so that’s been a lot of work. All this work really driven by our business development team led by Chris Cleary and then our legal team with Brad and Neil Ayotte, so a tremendous amount of work working with regulators all around the world who all have different takes on this deal actually setting up this divestiture and moving forward, and then finally, we’ve announced we’re going to have our shareholder vote and Covidien Shareholder Vote in January, and we would hope the whole deal would close in sometime in early in 2015. So, again, steady progress and we’re feeling about good where we stand from that perspective.

Medtronic/Omar Ishrak Town Hall – 11/20/2014

Now, shifting gears to the integration, again, before I go into any kind of detail here, we feel pretty good, and why is that? I’d say three things. One, the deal makes sense to people as we go broader across the two organizations and deeper into the two organizations, people understand why we’re doing this and Omar went through that. It’s a pretty compelling – a pretty compelling strategy and people get that very quickly. Two, both organizations really want to get the deal done, so there’s a pull and a push, however you want to call it, from both organizations to make this happen, and then third, remember the combined company is almost 90,000 people.

The cultures are coming together very well. We talked a lot about some of the cultural differences, but the cultural similarities, the values and – of the different employees around the world are very similar in the way we work, very similar, and the Covidien employees are really grabbing onto the Medtronic mission and they have – they don’t have a mission exactly worded like ours, but they’re really grabbing onto it and are excited to become part of Medtronic in this combination.

So I think we could talk, I’m not going to go all through all the plans here, but those three things are why I feel confident in where we are, and then when we look at the integration itself, we look at it in the context of this slide here and we start preserve, and we really spent a lot of time grounding both Covidien and Medtronic in each other’s plans to make sure we understand what’s driving Covidien success, what’s driving Medtronic’s success because both of us have been on a little bit of a roll here over the past couple quarters and even years; and so, make sure we clearly understood that before we went further and said, look, above all else, we need to preserve these

Medtronic/Omar Ishrak Town Hall – 11/20/2014

two plans and as Omar mentioned earlier, I’ve seen about our results, we just published the other day, and Covidien a week or two ago had, or two weeks ago, had very good results so I’m proud to say that it feels like this integration hasn’t gotten in the way of that, and then we’ve got to be ever mindful of that.

So once we got grounded in that, then we started looking at our strategies in these three buckets; optimize, accelerate and transform, and we spent a lot of time on optimize, and that’s really getting the infrastructure right of the new company and as efficient as possible so we can move forward, and we’re really focusing on – this is really focused on when we talk to optimize in terms of cost synergies, if you will, cost takeout, and focused on enabling function, so not sales or marketing or R&D, but more the enabling functions; finance, HR, legal, business development and how do we do – how do we serve the company more efficiently than we have in the past? And, this week we have the teams all coming into Minneapolis that are working on that and then really impressed with the level of the granularity of the plans, and again, we’re in a good spot here. We’ve talked publically about 850 million and that’s the number we’re tracking toward and we’ve got really, you know, we’re still a – we haven’t even closed yet and we’ve got – the granularity of the plans is impressive and all keeping this preserve in mind. So that’s not easy to do to take it – to kind of reduce your cost based by that much and still preserve. So we feel good about where we are there as well.

And the other thing that I’m pleasantly surprised and impressed is this, you know, these are big strategic decisions we’re making about the infrastructure of the company and the alignment of Covidien Medtronic and the thinking about how to do that has been impressive. So finally,

Medtronic/Omar Ishrak Town Hall – 11/20/2014

accelerate, we’ve talked about the two biggest acceleration drivers that we’ve talked about NV&PV, the Neurovascular business coming into RTG, and the Peripheral Vascular business. We’ve spent the most time in terms of how do we make one plus one equal more than two? We’ve spent the most time in those two areas and have, as Omar mentioned, dedicated teams to both of those areas that are reporting up and working with both my team and Chris for RTG and Mike for CVG and they are well down the path of their planning and growth and finding new opportunities all the time.

Just sitting here today I find out that we’ve got another 50 million in revenue synergies because Mike has said we’ve underestimated the market, so I put that down, and so that’s really where we are in accelerate. [laughter] But beyond those two things, we – you know, broadly, there’s lots of projects, but broad brush strokes. We’re looking at things like cross-selling between the two different businesses where we have a common call point or products; so cross-selling. Market development as Covidien’ s invested in lung cancer and other earlier stage technologies that could really benefit from some of Medtronic’s experience and market development.

R&D around the world, we have a lot more R&D resources and how we optimize that. These are some of the broad areas that we’re looking at, and again, making one plus one equal three, if you will, and then transform. This one is we’re positioning the company, Omar talked about it, this is the one plus one equals five, if you want to use that analogy, and this is how do we take this large, this broad technology rich, clinically rich company with great distribution around the world and make it instead of just merely selling products to end users, but actually marketing solutions to governments, payers and health systems around the world, and the one example Omar gave earlier was the hospital solutions, the outsourcing of the cath labs.

Medtronic/Omar Ishrak Town Hall – 11/20/2014

Covidien is just starting down that journey of outsourcing ORs and how do we take these two concepts and take them out to governments around the world or health systems around the world, things like that, we’re actually marketing solutions and really moving the needle in terms of reducing costs in the developed world and dramatically increasing access in the emerging world, and so very exciting areas on all three things. Again, constantly – and it’s not easy every day, constantly coming back to how do you do all this without blowing up the place and preserving what we’re trying to do here in terms of growth. So, in summary, I feel very good where we are, still have a lot of work to do, and I’m amazed that we’re as far as we are though with still a couple of more months to close here or weeks to close. So with that.

OMAR ISHRAK: Good. Thank you. Thank you, Geoff. You know, I also want to emphasize that those four things, the preserve, optimize, accelerate and transform, are key things that we all should understand. That’s the order of priority, and it’s something that we’ve got to keep in mind. This is – I think someone should read all that stuff out, yeah. Has to do with something. The text is just too small. Something you shouldn’t be doing, okay? [laughter]

(END)

Medtronic/Omar Ishrak Town Hall – 11/20/2014

Q&A Section

OMAR ISHRAK: There is one here. Will there be any voluntary – involuntary terminations in FY15 or earlier FY16 as a result of the merger?

OMAR ISHRAK: Well, listen, I’m assuming that this is a question that’s related to the whole world. That means in other words from our entire employee population. We’ve got a synergy target, and in that synergy target, which is a result – which will come from a duplication of resources that we may have in non-customer-facing areas between the two companies. So, just understand that very clearly, non-customer-facing areas means that sales people are customer facing. Clinical specialists are customer facing. Engineers are customer facing. They’re building dedicated products for customers. Even manufacturing sites, which are feeding the supply chain, we’ve got to protect that supply chain. In its own way, that’s customer facing, but as you go further and further away, you have standardized resources where you just don’t need two. You don’t need two CEOs for a start. I happen to be lucky enough to be the one who was chosen [laughter], you don’t need two CFOs, and so on and so forth.

So, you go down the chain. Actually, that plays out, and certain functions you just don’t need two, and then so the result of that, there will be some terminations, and you don’t get to a number of 850 [million] without some people reduction here. But, they will all be done in non-customer-facing areas, but what I promise that we will do and the team is charged to do is that in all these situations, first, we have to pick the right person, whether it’s from Medtronic or from Covidien. It’s not going to be a like a Medtronic takeover and all this stuff. It’s got to be the right person and the right role, the best person who’s suited to that role. That’s one.

Medtronic/Omar Ishrak Town Hall – 11/20/2014

Two is the person who’s role is made redundant, we will find – we will do our best to find another role for that person within the company, either fill a vacancy somewhere else or move somewhere or whatever, to whatever degree is practical. I mean, you’re limited by skill sets sometimes and geographies, but to the degree that it’s possible, we will do that. And then, third, we will treat the person fairly in terms of their termination package, and we value them. We thank everything for what people have done, but if we have to part ways, we just do. So, that’s the way in which we’re approaching this. For sure, there will be some level of terminations. We haven’t come down on an exact number yet, but they will be around the world, and in non-customer-facing areas. So, and it could be some people from Medtronic and then people from Covidien as well, so that’s the best that I can – that’s the most detail that I can give you at this stage because I don’t know anymore. We haven’t built all the concrete plans yet. Any other questions from the room, maybe before I take another one from the list here? Boy, awfully quiet. I thought I’d get a little more.

OMAR ISHRAK: Here’s one about the acquisition here. Due to the change in the law and its effect on financing the acquisition, what does it mean for Medtronic on cost?

OMAR ISHRAK: Well, I think this is the change in law that required us to restructure the way in which we finance a deal. The treasury proposed a law – that’s not law yet – proposed a law, but because they proposed it, there’s enough risk that we will assume that it happens. That would prevent us from using our overseas cash as part of the purchase of Covidien, and we have $14 billion of overseas cash, which we have, and we were going to use that as part of the $43 billion.

Medtronic/Omar Ishrak Town Hall – 11/20/2014

The new law says that if we are to use that cash, then we have to pay – although it’s overseas, we still have to pay U.S. taxes on that amount, so that $14 billion will become $9 billion, and so that would be one way of doing it, just paying the tax and get on with it, which would make the deal more expensive, or instead what we decided to do is borrow that money in the U.S. equivalently – equivalent at a fairly – at good favorable interest rates that are available today, and then use that for part of the financing. Now, you’ve got to remember that that $14 billion then is still ours, and that’s gaining interest, so the arbitrage there between the interest we get and the interest we have to pay is a couple of points of interest.

So, I mean, on that amount, that’s still a significant amount of money, but it’s one that we can – that we’ve seen through our plans that we can absorb, but absorb means we don’t use that money for something else. That’s what absorb means. I mean, the deal still makes sense, although returns and all that make complete sense. All the strategies make sense, and the reason this works is because we look to the deal from a strategic perspective and we looked at it from an operational perspective and then the tax, so ramifications were secondary. It doesn’t mean that they’re meaningless because they obviously have an impact, but they’re not the primary driver, and so it does impact the economics of the deal to some degree and it does reduce our ongoing flexibility to some degree, but the attractiveness, the strategic benefits, the overall synergies far, far outweigh the penalty we have to pay for this general regulation. More?

OMAR ISHRAK: Will the Medtronic logo change after the acquisition of Covidien is completed?

Medtronic/Omar Ishrak Town Hall – 11/20/2014

OMAR ISHRAK: You know, we don’t know. We’re looking at that. We’re pretty focused – I mean on – Medtronic logo and the Medtronic mission obviously is pretty guarded here, but the logo is related to the mission and it means something, so I’m not sure we’re going to make any dramatic changes to it. We might tweak it a little bit maybe. I don’t know, but it’s something we’re looking at, something we’re looking at seriously. It will be an opportunity for us to look at it, but essentially I don’t foresee any real major changes there, but we are looking at it right now to see what makes sense. Anything else here?

I’m going to put Steve on the spot. Are you ready Steve? Always ready, never in doubt.

OMAR ISHRAK: Anything else from the audience? Yeah, please.

W: Since we’re going to be a brand new company, will our fiscal year change?

OMAR ISHRAK: No, no, no. Some things won’t change. We stay in Minnesota, in Minneapolis, despite the official headquarters. I was even asked a question whether I was required to buy a home in Ireland believe it or not, but no, we – our operational headquarters stay here, and our fiscal year stays the way it’s been staying. Okay, is that it? Okay, well, listen, thank you all very much. Thanks for your attendance and thanks for everything you’re doing.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Medtronic/Omar Ishrak Town Hall – 11/20/2014

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to make available to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Medtronic/Omar Ishrak Town Hall – 11/20/2014

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Medtronic/Omar Ishrak Town Hall – 11/20/2014

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.